                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For November 10, 2005
                         Commission File Number 0- 50822
                                                --------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F X           Form 40-F
                                 ---                   ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                 No X
                               ---               ---

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the completion of a Formal Agreement with RNC Gold Inc. (TSX: RNC), which grants Northwestern the right to acquire a 100% interest in the promising silver-gold Picachos Project. The deal is valued at C$20 million and includes the 7,700-hectare (19,000-acre) silver-gold Picachos portfolio located in
Durango State and the 17,800-hectare (43,900-acre) Tango gold claims in Sinaloa
State.

"The successful completion of this agreement marks yet another milestone for
Northwestern as we aggressively expand our land holdings," said Kabir Ahmed,
Chairman and CEO of Northwestern. "Located in the vicinity of producing mines,
Picachos is a highly prospective property as evidenced by strong exploration results, its strategic location and favorable geology. We look forward to continuing our exploration and development at Picachos with the goal of realizing full commercial production."

Soil geochemical surveys and chip-channel sampling at Picachos, conducted as part of the ongoing 2005 exploration program, significantly expand the property's potential and define epithermal precious metal districts on four adjacent areas - Los Cochis, Guadalupe, El Toro and El Pino, as was discussed in a press release dated July 13, 2005. Analysis has also indicated the potential for a near-surface, open-pittable silver-rich area. On the Tango gold claims, all of the characteristics reported from an initial exploration program suggest that the property may overlie a significant high-sulfidation epithermal gold system with both bulk tonnage and high-grade vein potential. For more information regarding the company's exploration results at the Picachos Project, please consult the company's website at www.northwestmineral.com.

Under the terms of the October 14, 2005 Formal Agreement, Northwestern will be granted the right at feasibility to acquire RNC's remaining 50% stake in the
Picachos Project. The purchase price of C$20 million is payable as: C$3 million at the completion of a feasibility study, then C$9 million at the commencement of commercial production, and then C$2 million on each of the first through fourth anniversaries of the commencement of commercial production. Northwestern has also issued 200,000 common shares from its treasury to RNC as consideration for the Formal Agreement. The shares are subject to applicable regulatory hold periods. By way of a Bulletin issued by the TSX Venture Exchange on October 21,
2005, Northwestern has obtained regulatory approval for the Formal Agreement."

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Northwestern Mineral Ventures Inc.

                                          By: /s/ Kabir Ahmed
                                          -------------------
                                               Kabir Ahmed
                                          Chief Executive Officer

Date: November 10, 2005